Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven	+ 31 30 229 85 40
	Mary Jo Dieckhaus	+ 1 212 986 29 00
	Erik Kamerbeek	+ 31 30 229 85 00

ASM INTERNATIONAL REPORTS

FIRST QUARTER 2007 OPERATING RESULTS

•

Front-end achieved positive net earnings from continuing operations of € 1.2 million in the first quarter of 2007, compared to a net loss from continuing operations of € 6.3 million in the fourth quarter of 2006;

•	First quarter of 2007 net sales of € 210.1 million, down 6% from the fourth quarter of 2006 and up 2% from the first quarter of 2006;

•

Net earnings of the first quarter of 2007 were € 11.2 million, or € 0.20 diluted net earnings per share, as compared to net earnings from continuing operations of € 12.0 million, or € 0.22 diluted net earnings from continuing operations per share for the fourth quarter of 2006 and net earnings from continuing operations of € 10.0 million or € 0.19 diluted net earnings from continuing operations per share for the first quarter of 2006;

•

Bookings in the first quarter of 2007 were € 246.2 million, up 20% from the fourth quarter of 2006. Bookings from our Front-end segment were up 16% and bookings from our Back-end segment were up 25%. Quarter-end backlog was € 270.4 million, up 15% from the end of the previous quarter;

•	In line with our commitment to build shareholder value, we intend to pay a cash dividend in 2007; subject to a discussion in the ASMI Annual General Meeting of Shareholders scheduled for May 22, 2007.

BILTHOVEN, THE NETHERLANDS, May 2, 2007 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter 2007 operating results. These operating results have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

“Our 2007 first quarter operating results confirm that we are executing our corporate plan for Front-end operations. Both orders and revenues were healthy, but more importantly, Front-end contributed to net earnings. At the same time, Back-end delivered another solid performance despite the sector slowdown,” commented Arthur del Prado, president and CEO of ASM International.

The following table shows the operating performance for the first quarter of 2007 as compared to the fourth quarter of 2006 and the first quarter of 2006:

(euro million)	Q1 2006	Q4 2006	Q1 2007	% Change Q4 2006 to Q1 2007		% Change Q1 2006 to Q1 2007
Net sales	206.5	222.9	210.1	(6)%		2%
Gross profit	78.7	83.8	72.8	(13)%		(8)%
Gross profit margin %	38.1%	37.6%	34.6%	(3.0	)%(1)	(3.5	)%(1)
Selling, general and administrative expenses	(29.7)	(31.4)	(29.9)	(5)%		1%
Research and development expenses	(20.6)	(24.2)	(19.8)	(18)%		(4)%
Amortization of other intangible assets	(0.1)	—	(0.1)	na		21%

Earnings from operations	28.3	28.2	23.0	(19)%		(19)%
Net earnings from continuing operations	10.0	12.0	11.2	(7)%		11%
Net loss from discontinued operations	(7.4)	(10.7)	—	na		na

Net earnings	2.6	1.3	11.2	752%		334%
Diluted net earnings from continuing operations per share	0.19	0.22	0.20
Diluted net loss from discontinued operations per share	(0.14)	(0.20)	—

Diluted net earnings per share	0.05	0.02	0.20
New orders	243.1	205.4	246.2	20%		1%
Backlog at end of period	258.5	234.3	270.4	15%		5%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the first quarter of 2007 as compared to the fourth quarter of 2006 and the first quarter of 2006:

(euro million)	Q1 2006	Q4 2006	Q1 2007	% Change Q4 2006 to Q1 2007	% Change Q1 2006 to Q1 2007
Front-end	93.9	111.2	116.3	5%	24%
Back-end	112.6	111.7	93.8	(16)%	(17)%

Total net sales	206.5	222.9	210.1	(6)%	2%

In the first quarter of 2007, net sales of wafer processing equipment (Front-end segment) represented 55.4% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 44.6% of total net sales in the first quarter of 2007.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the first quarter of 2007 as compared to the fourth quarter of 2006 and the first quarter of 2006 impacted total net sales negatively by 2% and 8% respectively.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments for the first quarter of 2007 as compared to the fourth quarter of 2006 and the first quarter of 2006:

(euro million)	Gross profit Q1 2006	Gross profit Q4 2006	Gross profit Q1 2007	Gross profit margin Q1 2006	Gross profit margin Q4 2006	Gross profit margin Q1 2007	Increase or (decrease) percentage points Q4 2006 to Q1 2007	Increase or (decrease) percentage points Q1 2006 to Q1 2007
Front-end	27.5	35.0	34.9	29.3%	31.5%	30.0%	(1.5)	0.7
Back-end	51.2	48.8	37.9	45.5%	43.7%	40.4%	(3.3)	(5.1)

Total gross profit	78.7	83.8	72.8	38.1%	37.6%	34.6%	(3.0)	(3.5)

The gross profit margin of our Front-end segment decreased from the fourth quarter of 2006 due to changes in the product mix and increased manufacturing capacity specifically for Vertical Furnaces and Transistor Products.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the first quarter of 2007 as compared to the fourth quarter of 2006 and the first quarter of 2006:

(euro million)	Q1 2006	Q4 2006	Q1 2007	% Change Q4 2006 to Q1 2007	% Change Q1 2006 to Q1 2007
Front-end	16.9	18.0	18.2	1%	8%
Back-end	12.8	13.4	11.7	(13)%	(9)%

Total selling, general and administrative expenses	29.7	31.4	29.9	(5)%	1%

As a percentage of net sales, selling, general and administrative expenses were 14% in the first quarter of 2007, the fourth quarter of 2006 and the first quarter of 2006.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the first quarter of 2007 as compared to the fourth quarter of 2006 and the first quarter of 2006:

(euro million)	Q1 2006	Q4 2006	Q1 2007	% Change Q4 2006 to Q1 2007	% Change Q1 2006 to Q1 2007
Front-end	13.7	16.8	13.2	(22)%	(4)%
Back-end	6.9	7.4	6.6	(11)%	(4)%

Total research and development expenses	20.6	24.2	19.8	(18)%	(4)%

Research and development expenses for the fourth quarter of 2006 included additional expenses in our Capacitor and Transistor Product group. In addition, continued focus on research and development expenses impacted the decrease noticed in the first quarter of 2007.

As a percentage of net sales, research and development costs in the first quarter of 2007 were 9%, as compared to 11% in the fourth quarter of 2006 and 10% in the first quarter of 2006.

Earnings from Operations amounted to € 23.0 million in the first quarter of 2007 compared to € 28.2 million in the fourth quarter of 2006 and € 28.3 million in the first quarter of 2006. The decrease of 19% as compared to the fourth quarter of 2006 is primarily caused by a decreased gross profit, partly offset by decreased operating expenses. Front-end achieved positive net earnings from continuing operations of € 1.2 million in the first quarter of 2007, compared to a net loss from continuing operations of € 6.3 million in the fourth quarter of 2006.

Net loss from discontinued operations. In 2006, ASM NuTool’s operations were accounted for as discontinued operations, in accordance with US GAAP.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the first quarter of 2007 and the backlog at the end of the first quarter as compared to the fourth quarter of 2006 and the first quarter of 2006:

(euro million)	Q1 2006	Q4 2006	Q1 2007	% Change Q4 2006 to Q1 2007	% Change Q1 2006 to Q1 2007
Front-end:
New orders for the quarter	108.3	115.6	133.6	16%	23%
Backlog at the end of the quarter	149.8	155.5	172.8	11%	15%
Back-end:
New orders for the quarter	134.8	89.8	112.6	25%	(16)%
Backlog at the end of the quarter	108.7	78.8	97.6	24%	(10)%
Total
New orders for the quarter	243.1	205.4	246.2	20%	1%
Backlog at the end of the quarter	258.5	234.3	270.4	15%	5%

For the first quarter of 2007, the ratio of new orders divided by net sales (book-to-bill ratio) was 1.17, compared to 0.92 for the fourth quarter of 2006 and 1.18 for the first quarter of 2006.

For our Front-end segment, the main equipment order intake in the first quarter of 2007 was for Vertical Furnaces, especially in Asia. Also noteworthy is the good order intake for Transistor Products.

Liquidity and capital resources

Net cash provided by operations was € 11.9 million for the first quarter of 2007 as compared to net cash provided by operations of € 19.3 million for the first quarter of 2006. The decrease results mainly from increased working capital.

Net cash used in investing activities was € 6.4 million for the first quarter of 2007 as compared to € 8.7 million for the first quarter of 2006. The decreases result from lower capital expenditures and lower purchases of intangible assets.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 227.1 million at December 31, 2006 to € 242.7 million at March 31, 2007. The increase is primarily the result of increased manufacturing and sales levels. The number of outstanding days of working capital, measured based on annual sales, increased from 94 days at December 31, 2006 to 101 days at March 31, 2007. During the same period, our Front-end segment decreased from 121 days to 119 days, while our Back-end segment increased from 71 days to 83 days.

At March 31, 2007, the Company’s principal sources of liquidity consisted of € 197.5 million in cash and cash equivalents and € 105.0 million in undrawn bank lines. Approximately € 94.9 million of the cash and cash equivalents and € 28.1 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and € 26.6 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Cash Dividend

In November 2006, the Company announced a flexible stance regarding the use of dividends from ASM Pacific Technology (“ASMPT”) shares. For dividends received in the years 2007 through at least 2009, ASMI intends to use these dividends for one or more of the following: reduction of ASMI outstanding convertible debt; repurchase of ASMI common shares; purchase of ASMPT shares to maintain a majority ownership position at the November 2006 level, or payment of cash dividends to ASMI common shareholders. The Management and Supervisory Boards will determine the most appropriate use or combination of uses, of these funds, at the time the cash dividends are received.

At the ASMI Annual General Meeting of Shareholders scheduled for May 22, 2007 in the Netherlands, the Company’s dividend policy will be reviewed. The Boards look forward to the opinions of shareholders with regard to the dividend policy. Subject to that discussion, the ASMI Boards intend to pay a cash dividend in 2007 in the form of an interim dividend. The intended dividend of € 0.10 per share would be payable in early September 2007.

“We believe a cash dividend would demonstrate ASMI’s commitment to building shareholder value by providing shareholders with an additional opportunity for a direct and immediate return on their investment. It also underscores the dramatic progress we have made in our Front-end operations and, more importantly, our confidence in the Company’s prospects for future growth,” commented Arthur del Prado.

Outlook

The first quarter sales and operating results for both Front-end and Back-end were satisfactory. The first quarter Front-end earnings demonstrate solid progress toward our goal of sustainable profitability at our Front-end operations.

For the second quarter, we expect Front-end sales to be in the range of the prior two quarters. We reiterate our guidance for Front-end net earnings for the first half of 2007. This guidance excludes any possible negative impact on the income statement related to the use of the ASMPT dividend. For Back-end, the outlook is favorable, based on the strong first quarter order intake, resulting in a book-to-bill of 1.20. We expect both second quarter Back-end sales and earnings to increase compared to the first quarter of 2007.

Additionally, for the second half year, we are positive on developments at both Front-end and Back-end based on, among other factors, the current level of backlog.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

THURSDAY, MAY 3, 2007 at

09:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1	866.356.3095
International:	+1	617.597.5391
Participation pass code is 330 44 241

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 16, 2007. The replay dial-in numbers are:

United States:	+1	888.286.8010
International	+1	617.801.6888
Participation pass code is 501 05 993

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	in Euro
	Three months ended March 31,
(thousands except per share data)	2006	2007
	(unaudited)	(unaudited)
Net sales	206,488	210,091
Cost of sales	(127,794)	(137,332)

Gross profit	78,694	72,759
Operating expenses:
Selling, general and administrative	(29,674)	(29,877)
Research and development	(20,581)	(19,788)
Amortization of other intangible assets	(183)	(144)

Total operating expenses	(50,438)	(49,809)

Earnings from operations	28,256	22,950
Net interest expense	(1,813)	(1,026)
Foreign currency transaction gains	161	59

Earnings from continuing operations before income taxes and minority interest	26,604	21,983
Income tax expense	(2,434)	(2,130)

Earnings from continuing operations before minority interest	24,170	19,853
Minority interest	(14,137)	(8,696)

Net earnings from continuing operations	10,033	11,157
Loss from discontinued operations before income taxes	(7,464)	—
Income tax expense	—	—

Net loss from discontinued operations	(7,464)	—

Net earnings	2,569	11,157

Net earnings (loss) per share:
Basic net earnings from continuing operations	0.19	0.21
Basic net loss from discontinued operations	(0.14)	0.00
Basic net earnings	0.05	0.21
Diluted net earnings from continuing operations (1)	0.19	0.20
Diluted net loss from discontinued operations (1)	(0.14)	0.00
Diluted net earnings (1)	0.05	0.20

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	53,073	53,874
Diluted (1)	53,197	61,403

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended March 31, 2006, the effect of a potential conversion of convertible debt into 11,886,738 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. For the three months ended March 31, 2007, the effect of a potential conversion of convertible debt into 4,682,133 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

	In Euro
(thousands except share data)	December 31, 2006	March 31, 2007
		(unaudited)
Assets
Cash and cash equivalents	193,872	197,540
Accounts receivable, net	198,359	200,295
Inventories, net	197,089	210,866
Income taxes receivable	49	197
Deferred tax assets	3,140	3,524
Other current assets	24,009	28,362

Total current assets	616,518	640,784
Debt issuance costs	3,938	3,664
Deferred tax assets	1,052	1,052
Other intangible assets	4,948	4,872
Goodwill, net	54,576	53,911
Property, plant and equipment, net	151,265	148,004

Total Assets	832,297	852,287

Liabilities and Shareholders’ Equity
Notes payable to banks	19,657	18,824
Accounts payable	99,841	101,747
Accrued expenses	70,773	66,706
Advance payments from customers	8,095	11,745
Deferred revenue	13,652	16,614
Income taxes payable	15,952	16,269
Current portion of long-term debt	7,344	6,728

Total current liabilities	235,314	238,633
Pension liabilities	3,490	3,592
Deferred tax liabilities	620	568
Long-term debt	19,267	18,521
Convertible subordinated debt	182,232	180,216

Total Liabilities	440,923	441,530
Minority interest	114,916	122,380
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 53,828,745 and 53,920,974 shares	2,153	2,157
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	316,745	318,400
Retained earnings	18,748	29,905
Accumulated other comprehensive loss	(61,188)	(62,085)

Total Shareholders’ Equity	276,458	288,377

Total Liabilities and Shareholders’ Equity	832,297	852,287

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	in Euro
	Three months ended March 31,
(thousands)	2006	2007
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	2,569	11,157
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	9,432	8,382
Amortization of other intangible assets	184	353
Impairment and disposal of discontinued operations	3,333	—
Amortization of debt issuance costs	256	232
Compensation expense employee stock option plan	312	358
Compensation expense employee share incentive scheme ASMPT	1,025	682
Deferred income taxes	96	(434)
Minority interest	14,137	8,696
Changes in other assets and liabilities:
Accounts receivable	(7,716)	(3,563)
Inventories	(13,946)	(16,010)
Other current assets	(2,059)	(4,608)
Accounts payable and accrued expenses	7,167	(762)
Advance payments from customers	3,421	3,784
Deferred revenue	2,245	3,060
Pension liabilities	35	125
Income taxes	(1,184)	407

Net cash provided by operating activities	19,307	11,859

Cash flows from investing activities:
Capital expenditures	(7,207)	(6,146)
Purchase of intangible assets	(1,627)	(336)
Proceeds from sale of property, plant and equipment	137	97

Net cash used in investing activities	(8,697)	(6,385)

Cash flows from financing activities:
Notes payable to banks, net	1,620	(825)
Repayments of long-term debt and subordinated debt	(958)	(1,343)
Proceeds from issuance of common shares	6,597	1,301

Net cash provided by (used in) financing activities	7,259	(867)
Exchange rate effects	(3,742)	(939)

Net increase in cash and cash equivalents	14,127	3,668
Cash and cash equivalents at beginning of period	135,000	193,872

Cash and cash equivalents at end of period	149,127	197,540

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	(395)	(986)
Income taxes, net	3,522	2,158

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.35% at March 31, 2007, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

	In Euro
(thousands, except headcount)	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Three months ended March 31, 2006
Net sales to unaffiliated customers	93,892	112,596	206,488
Gross profit	27,460	51,234	78,694
Earnings (loss) from operations	(3,258)	31,514	28,256
Net interest income (expense)	(2,633)	820	(1,813)
Foreign currency transaction gains	133	28	161
Income tax expense	(534)	(1,900)	(2,434)
Minority interest	—	(14,137)	(14,137)
Net earnings (loss) from continuing operations	(6,292)	16,325	10,033
Net loss from discontinued operations	(7,464)	—	(7,464)
Net earnings (loss)	(13,756)	16,325	2,569
Capital expenditures and purchase of intangible assets	5,622	3,212	8,834
Depreciation and amortization	5,208	4,408	9,616
Impairment of and disposal of discontinued operations	3,333	—	3,333
Cash and cash equivalents	44,051	105,076	149,127
Capitalized goodwill	25,780	45,813	71,593
Other intangible assets	10,471	—	10,471
Other identifiable assets	341,756	263,642	605,398
Total assets	422,058	414,531	836,589
Total debt	251,532	150	251,682
Headcount in full-time equivalents (1)	1,687	8,030	9,717

	(unaudited)	(unaudited)	(unaudited)
Three months ended March 31, 2007
Net sales to unaffiliated customers	116,277	93,814	210,091
Gross profit	34,897	37,862	72,759
Earnings from operations	3,439	19,511	22,950
Net interest income (expense)	(1,931)	905	(1,026)
Foreign currency transaction gains (losses)	(540)	599	59
Income tax benefit (expense)	246	(2,376)	(2,130)
Minority interest	—	(8,696)	(8,696)
Net earnings from continuing operations	1,214	9,943	11,157
Net loss from discontinued operations	—	—	—
Net earnings	1,214	9,943	11,157
Capital expenditures and purchase of intangible assets	1,276	5,206	6,482
Depreciation and amortization	4,279	4,456	8,735
Cash and cash equivalents	102,639	94,901	197,540
Capitalized goodwill	14,034	39,877	53,911
Other intangible assets	4,394	478	4,872
Other identifiable assets	340,480	255,484	595,964
Total assets	461,547	390,740	852,287
Total debt	223,743	546	224,289
Headcount in full-time equivalents (1)	1,907	8,977	10,884

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2006.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

FIN 48

On January 1, 2007 ASMI adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption of FIN 48 will be accounted for as a cumulative-effect adjustment recorded in the beginning balance of retained earnings. ASMI is in the process of determining the impact of adopting FIN 48 on its Consolidated Financial Statements.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses, accounting for option plans and accounting for pension plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings
	Three months ended March 31,
(euro thousands except per share data)	2006	2007
	(unaudited)	(unaudited)
US GAAP	2,569	11,157
Adjustments for IFRS:
Classification of minority interest	14,137	8,696
Convertible subordinated notes	(2,524)	(1,792)
Development expenses	2,412	3,537
Option plans	34	4

Total adjustments	14,059	10,445
IFRS	16,628	21,602

IFRS allocation of net earnings:
Shareholders	2,491	12,906
Minority interest	14,137	8,696
Net earnings per share:
Basic	0.05	0.24
Diluted	0.05	0.24

	Equity	Equity
(euro thousands)	December 31, 2006	March 31, 2007
		(unaudited)

US GAAP	276,458	288,377
Adjustments for IFRS:
Goodwill	(10,575)	(10,469)
Classification of minority interest	114,916	122,380
Convertible subordinated notes	28,330	26,538
Development expenses	19,065	22,478
Pension plans	860	860

Total adjustments	152,596	161,787
IFRS	429,054	450,164